UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: September 18, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 18, 2013, entitled “CNOOC Limited Begins Trading on TSX”

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC Limited Begins Trading on TSX

(Hong Kong, September 18, 2013) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) announced that the Toronto Stock Exchange (TSX) has approved the listing of the Company’s American Depositary Receipts (ADRs) on the TSX at the opening of the market today. The Company’s listing symbol is CNU.

Mr. Wang Yilin, Chairman of the Company commented, “Trading on the TSX isn’t just about broadening our shareholder base. It also provides investors with more choices in terms of exchange venues and currencies. We strive to demonstrate how CNOOC Limited works to create great value to our shareholders and stakeholders.”

Mr. Li Fanrong, CEO of the Company commented, “Canada became an important investment destination for CNOOC Limited following our acquisition of Nexen. Listing on the TSX represents our continuous commitment to maintaining transparency and good corporate governance in the countries where we operate.”

CNOOC Limited trades common shares on the Hong Kong Stock Exchange (code: 00883). On the New York Stock Exchange (NYSE), the ADRs are traded under the symbol CEO. ADRs are commonly used by foreign public issuers to enable trading of securities in the United States. The ADRs listed on the TSX are the same instruments as those listed on the NYSE, but are denominated in Canadian rather than U.S. dollars. One CNOOC Limited ADR is the equivalent of 100 common shares of CNOOC Limited.

Advisory Regarding Reserves Data and Other Oil and Gas Information

CNOOC Limited also wishes to advise that pursuant to a decision (the "Decision") of the Alberta and Ontario securities regulatory authorities, the Company  has been granted exemptive relief from the disclosure requirements contained in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), including the obligation to file Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information, Form 51-101F2 Report on Reserves Data by Independent

Qualified Reserves Evaluator or Auditor and Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure. In lieu of such filings, the Decision permits CNOOC Limited to provide disclosure with respect to its oil and gas activities in accordance with the disclosure requirements applicable to CNOOC Limited imposed by the United States Securities Exchange Commission (the "SEC"), the United States Securities Exchange Act of 1933, the United States Securities Exchange Act of 1934, the United States Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange (collectively, the "U.S. Rules").

Readers should be aware that CNOOC Limited’s future disclosure relating to its oil and gas activities will comply with the U.S. Rules rather than NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The U.S. Rules differ in a number of respects from the disclosure otherwise required under NI 51-101 and the Canadian Oil and Gas Evaluation Handbook and readers are urged to consider these differences when considering all future disclosures made by CNOOC Limited relating to its oil and gas activities.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com